                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  3 )*
                                            ---


                            C.H. Heist Corporation
                            ----------------------
                               (Name of Issuer)

                    Common Stock, par value $.05 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                 423076108000
                                 ------------
                                (CUSIP Number)
          Mia Jensen, c/o The Burton Partnership, Limited Partnership
                  Post Office Box 4643 Jackson, Wyoming 83001
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   10/12/99
                                   --------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 423076108000                                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      The Burton Partnership, Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            272,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      272,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 423076108000                                    PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Donald W. Burton
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            272,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      272,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 432076108000                                         Page 4 of 7 Pages
----------------------                                        ------------------

Item 1.   Security and Issuer
-----------------------------

          This statement relates to shares of Common Stock, Par Value $.05 Per Share (the "Shares"), of C.H. Heist Corp. (the "Company"), having its principal executive offices at 810 North Belcher Road, Clearwater, Florida 34625.

Item 2.   Identity and Background
---------------------------------

          This statement is being filed by The Burton Partnership, Limited Partnership having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; and the general partner of The Burton Partnership, Limited Partnership, Donald W. Burton. The principal business of The Burton Partnership, Limited Partnership is investment in public and private stocks. The general partner's principal occupation is an investor.

          The business address of the general partner is c/o The Burton Partnership, Limited Partnership.

          During the five years prior to the date hereof, neither The Burton Partnership, Limited Partnership, nor its general partner has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The general partner is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration
-----------------------------------------------------------

          The Burton Partnership, Limited Partnership acquired a total of 272,500 shares of C.H. Heist Corp. through open market transactions during a period beginning May 6, 1996 and ending October 12, 1999 at prices ranging from $6.125 to 7.125 per share, for an aggregate purchase price of $1,883,856.

          No part of the purchase price paid by The Burton Partnership, Limited Partnership for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of C.H. Heist Corp.

Item 4.   Purpose of the Transaction
------------------------------------

          The Burton Partnership, Limited Partnership has purchased the Shares for investment purposes only.

          a. Depending on market conditions, its continuing evaluation of the business and prospects of C.H. Heist Corp. and other factors, The Burton Partnership, Limited Partnership may buy or sell additional shares in the open market. Neither The Burton Partnership, Limited Partnership, nor the general partner has any present plans which relate to or would result in:

          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving C.H. Heist Corp. or any of its subsidiaries;

          c. A sale or transfer of a material amount of assets of C.H. Heist Corp. or any of its subsidiaries;

          d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of tern directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of C.H. Heist Corp.;

          f. Any other material change in C.H. Heist Corp. business or corporate structure, including, but not limited to, if C.H. Heist is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 432076108000                                         Page 5 of 7 Pages
----------------------                                        ------------------

          g. Changes in C.H. Heist Corp.'s charter or bylaws or other actions which may impede the acquisition if control of C.H. Heist by any person;

          h. Causing a class of securities of C.H. Heist Corp. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of C.H. Heist Corp. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          j.   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities and The Issuer
-----------------------------------------------

          By virtue of his status as general partner of The Burton Partnership, Limited Partnership, Donald W. Burton may thus be deemed to be beneficial owner of the 272,500 shares which The Burton Partnership, Limited Partnership owns of record, representing 9.5% of the Company. Donald W. Burton may thus be deemed to share with The Burton Partnership, Limited Partnership the power to direct the voting and disposition of the shares which The Burton Partnership, Limited Partnership own of record.

          The aggregate 272,500 shares purchased by The Burton Partnership, Limited Partnership were obtained in the following open market transactions.

    (1)                     (2)                  (3)               (4)                (5)
 Person who
  Effected            Settlement Date         Number of          Price Per    Brokerage House & How
Transaction            of Transaction           Shares             Share     Transaction was Effected
General Partner              05/06/96            10,000              7.250   J. C. Bradford - Purchase
General Partner              06/25/98               900              6.875   J. C. Bradford - Purchase
General Partner              07/16/98             9,100              7.125   J. C. Bradford - Purchase
General Partner              07/31/98               700              7.125   J. C. Bradford - Purchase
General Partner              08/04/98               500              7.125   J. C. Bradford - Purchase
General Partner              08/05/98             1,000              7.125   J. C. Bradford - Purchase
General Partner              08/10/98            10,000              7.000   J. C. Bradford - Purchase
General Partner              08/10/98             7,800              7.125   J. C. Bradford - Purchase
General Partner              08/14/98             1,600              7.125   J. C. Bradford - Purchase
General Partner              08/17/98             5,400              7.000   J. C. Bradford - Purchase
General Partner              08/17/98             8,400              7.125   J. C. Bradford - Purchase
General Partner              09/01/98             1,600              6.750   J. C. Bradford - Purchase
General Partner              09/01/98             4,600              7.000   J. C. Bradford - Purchase
General Partner              09/03/98             8,100              6.750   J. C. Bradford - Purchase
General Partner              09/04/98               400              6.750   J. C. Bradford - Purchase
General Partner              09/04/98               300              6.750   J. C. Bradford - Purchase
General Partner              09/23/98             3,000              6.750   J. C. Bradford - Purchase
General Partner              09/24/98               900              6.750   J. C. Bradford - Purchase
General Partner              09/28/98             1,600              6.750   J. C. Bradford - Purchase
General Partner              10/05/98             1,900              6.750   J. C. Bradford - Purchase
General Partner              10/02/98               200              6.750   J. C. Bradford - Purchase

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 432076108000                                         Page 6 of 7 Pages
----------------------                                        ------------------

General Partner              10/06/98               400              6.750   J. C. Bradford - Purchase
General Partner              10/01/98               400              6.750   J. C. Bradford - Purchase
General Partner              10/07/98             4,200              6.750   J. C. Bradford - Purchase
General Partner              10/07/98             1,200              6.750   J. C. Bradford - Purchase
General Partner              10/08/98             5,800              6.750   J. C. Bradford - Purchase
General Partner              10/14/98             3,000              6.500   J. C. Bradford - Purchase
General Partner              10/15/98             2,000              6.500   J. C. Bradford - Purchase
General Partner              10/19/98               600              6.500   J. C. Bradford - Purchase
General Partner              10/21/98             3,000              6.500   J. C. Bradford - Purchase
General Partner              10/22/98               800              6.500   J. C. Bradford - Purchase
General Partner              10/23/98               600              6.500   J. C. Bradford - Purchase
General Partner              10/28/98            20,000              6.750   J. C. Bradford - Purchase
General Partner              10/30/98            22,200              6.750   J. C. Bradford - Purchase
General Partner              11/16/98            12,700              6.750   J. C. Bradford - Purchase
General Partner              11/24/99            10,000              6.719   J. C. Bradford - Purchase
General Partner              11/30/99            32,200              6.500   J. C. Bradford - Purchase
General Partner              02/22/99             3,900              6.490   J. C. Bradford - Purchase
General Partner              02/23/99               200              6.500   J. C. Bradford - Purchase
General Partner              02/26/99             1,400              6.375   J. C. Bradford - Purchase
General Partner              03/09/99               500              6.375   J. C. Bradford - Purchase
General Partner              03/15/99             1,700              6.375   J. C. Bradford - Purchase
General Partner              03/22/99             3,000              6.375   J. C. Bradford - Purchase
General Partner              03/23/99               200              6.375   J. C. Bradford - Purchase
General Partner              03/24/99             1,600              6.375   J. C. Bradford - Purchase
General Partner              03/25/99             1,500              6.375   J. C. Bradford - Purchase
General Partner              03/26/99               100              6.375   J. C. Bradford - Purchase
General Partner              03/26/99             5,900              6.375   J. C. Bradford - Purchase
General Partner              03/31/99               800              6.375   J. C. Bradford - Purchase
General Partner              04/12/99               700              6.375   J. C. Bradford - Purchase
General Partner              04/13/99             2,200              6.375   J. C. Bradford - Purchase
General Partner              04/15/99             1,600              6.375   J. C. Bradford - Purchase
General Partner              04/15/99               400              6.375   J. C. Bradford - Purchase
General Partner              04/16/99             2,900              6.375   J. C. Bradford - Purchase
General Partner              04/22/99               300              6.375   J. C. Bradford - Purchase
General Partner              04/26/99               600              6.375   J. C. Bradford - Purchase
General Partner              04/27/99             4,600              6.375   J. C. Bradford - Purchase
General Partner              04/29/99               300              6.375   J. C. Bradford - Purchase
General Partner              05/18/99             1,000              6.375   J. C. Bradford - Purchase
General Partner              05/24/99               200              6.375   J. C. Bradford - Purchase
General Partner              05/27/99             1,000              6.500   J. C. Bradford - Purchase
General Partner              06/08/99             3,000              6.500   J. C. Bradford - Purchase
General Partner              06/09/99             1,100              6.500   J. C. Bradford - Purchase
General Partner              06/10/99               100              6.500   J. C. Bradford - Purchase
General Partner              06/15/99               300              6.500   J. C. Bradford - Purchase
General Partner              06/18/99             4,500              6.500   J. C. Bradford - Purchase
General Partner              06/21/99               200              6.500   J. C. Bradford - Purchase

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 432076108000                                         Page 7 of 7 Pages
----------------------                                        ------------------

General Partner              06/30/99               400              6.500   J. C. Bradford - Purchase
General Partner              07/08/99               900              6.500   J. C. Bradford - Purchase
General Partner              07/12/99               800              6.500   J. C. Bradford - Purchase
General Partner              07/13/99             3,000              6.500   J. C. Bradford - Purchase
General Partner              07/19/99               100              6.500   J. C. Bradford - Purchase
General Partner              07/20/99             1,000              6.500   J. C. Bradford - Purchase
General Partner              07/22/99             1,100              6.500   J. C. Bradford - Purchase
General Partner              07/22/99               700              6.500   J. C. Bradford - Purchase
General Partner              07/28/99             1,000              6.500   J. C. Bradford - Purchase
General Partner              08/02/99             2,500              6.500   J. C. Bradford - Purchase
General Partner              08/02/99               800              6.500   J. C. Bradford - Purchase
General Partner              08/03/99             3,000              6.125   J. C. Bradford - Purchase
General Partner              08/04/99             4,500              6.125   J. C. Bradford - Purchase
General Partner              08/05/99             1,900              6.125   J. C. Bradford - Purchase
General Partner              08/06/99             3,300              6.125   J. C. Bradford - Purchase
General Partner              08/11/99             1,000              6.125   J. C. Bradford - Purchase
General Partner              08/31/99               200              6.125   J. C. Bradford - Purchase
General Partner              09/30/99             1,000              6.250   J. C. Bradford - Purchase
General Partner              10/04/99               900              6.250   J. C. Bradford - Purchase
General Partner              10/12/99             1,500              6.250   J. C. Bradford - Purchase

TOTAL                                           272,500         $1,883,856
                                                -------         ----------

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by The Burton Partnership, Limited Partnership and the general partner

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
-------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

          Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among The Burton Partnership, Limited Partnership and the general partner or between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     October 12, 1999
                                             --------------------------------
                                                           Date



                                                  /s/ Donald W. Burton
                                             --------------------------------
                                                        Signature


                                             Donald W. Burton/General Partner
                                             --------------------------------
                                                        Name/Title